May 9, 2019

Thomas H. Adams
Chief Executive Officer
Trovagene, Inc.
11055 Flintkote Avenue
San Diego, CA 92121

       Re: Trovagene, Inc.
           Post-Effective Amendment to Form S-1
           Filed April 25, 2019
           File No. 333-224808

Dear Mr. Adams:

       We have reviewed your post-effective amendment and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post -Effective Amendment No. 1 to Form S-1

General

1. We note that this post-effective amendment seeks to update the prospectuses included in the Form S-1 (333-224808) initially filed on May 10, 2018, and the Form S-1 (333-
       225510) filed June 8, 2018 in which you registered a primary offering of Class A units,
       Class B units, and Common Stock issuable upon the exercise of warrants. Since the initial filings did not register a resale offering, it is inappropriate to add a resale offering by means of a post-effective amendment. Please amend your filing to remove the resale offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas H. Adams
Trovagene, Inc.
May 9, 2019
Page 2

       You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                        Sincerely,
FirstName LastNameThomas H. Adams
                                                        Division of Corporation
Finance
Comapany NameTrovagene, Inc.
                                                        Office of Healthcare &
Insurance
May 9, 2019 Page 2
cc:       Jeffrey Fessler, Esq.
FirstName LastName